EXHIBIT 14

STANDEX INTERNATIONAL CORPORATION

CODE OF ETHICS

FOR SENIOR FINANCIAL MANAGEMENT

Public Reports;  Books and Records.

It is fundamental and a long standing principle of Standex, as a public company that all persons providing information contained in the Company’s public reports to the Securities and Exchange Commission, the New York Stock Exchange and any other public communication, contribute information that is not only compliant with applicable governmental laws, rules and regulations but information that is accurate, timely, complete, fair and understandable.

The Company has adopted controls in accordance with internal needs and the requirements of applicable governmental laws, rules and regulations which must be followed to ensure the complete and accurate reporting of all transactions.  All books, records, accounts and financial statements (collective the “Financial Records”) of the Company must conform the all applicable legal and accounting requirements and to the Company’s internal accounting controls contained in the Company’s Accounting Policies Manual (“APM”).  Additionally, it is expected that all employees with supervisory duties, officers and directors take this obligation seriously and establish, implement and oversee appropriate internal accounting controls over all areas of their responsibility to ensure the accuracy of the Company’s financial records and reports.  All of the Company’s Financial Records must be maintained in reasonable detail and appropriately reflect all Company transactions.

Any accounting adjustments that materially depart from generally accepted accounting principles as applied by the Company must be approved by the Audit Committee of the Board of Directors of the Company and reported to the Company’s independent auditors.  Any event, transaction, obligation or other arrangement which may have a material effect (present or future) on the financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses must be disclosed to the Audit Committee and the Company’s independent auditors.

Reporting Illegal or Unethical Behavior.

No employee, officer or director may interfere with or seek to improperly influence, directly or indirectly, the auditing of the Company’s Financial Records.  Violation of these provisions shall result in disciplinary action, up to and including termination, and may also subject the violator to substantial civil and criminal liability.

If an employee becomes aware of any illegal or unethical behavior including any improper transaction or accounting practice, he or she should contact their supervisor or superior about their concerns or complaints.  If they believe that it is not appropriate to contact a supervisor or superior, they may contact either the Legal Department of the Company or the Audit Committee of the Board of Directors of the Company.  If employees are concerned that their complaints require confidentiality, including maintaining the confidentiality of their identity, such confidentiality will be protected, subject to applicable law, regulation or legal proceeding.  There will be no retaliation against employees who disclose questionable accounting or auditing matters.

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